LEVY & DRONEY, P. C.
Pond View Corporate Center
74 Batterson Park Road
Farmington, CT 06032

August 7, 2006

Mr. Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

                RE: DiaSys Corporation - SEC File No. 1-16285

Dear Mr. Mancuso:

                This letter is in response to your letter of May 9, 2006 addressed to Mr. Gregory Witchel, Chief Executive Officer of DiaSys Corporation (the "Company"). This firm represents DiaSys Corporation.

                We have reviewed the matters addressed in your letter with Company management and representatives of the Company's independent registered public accountant and our responses are based upon such discussions.

                Please note that the individual responses are numbered to correspond with the comments raised in your letter.

Amendment No. 1 to Form 10-KSB for the fiscal year ended June 30, 2005

Item 1. Description of Business, page 2

1.	Please refer to prior comment 1. Please expand your disclosure to explain how and why the change-in-control occurred. Include disclosure of the relationships of the parties involved in the 2003 change in control.

The Company believes that the change in control was adequately described in the Company's 10-K for its fiscal year ended June 30, 2003. In response to the Commission's prior comment, the Company added a simple reference to such change in control. The Company does not believe that additional continuing disclosure is necessary.

2.	We will evaluate your response to prior comment 3 after you provide the supplemental material you mention in your response, including an explanation of deleted disclosure as requested in the third bullet point of comment 2 in our August 12, 2005 letter to you.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

A marked copy of the 2006 10-KSB was forwarded under cover of my letter of April 20, 2006. Such document was re-forwarded on August 4, 2006.

3.	We note your response to comment 4; however, material developments during the applicable period should be disclosed in your Form 10-KSB. If "subsequent events" affect the significance of previous material announcements, you also should explain those subsequent events and how they affected previous developments.

The Company notes your comment; however, the Company does not believe that any subsequent events affected the significance of previous material announcements in the context in which they were made.

Strategic Relationships, page 5

4.	Please expand your response to prior comment 8 to provide us your analysis of the materiality of the agreements with Hua-Sin Science Co. Ltd. Include in your analysis specific reference to your public announcements regarding the size of the agreements.

The Hua-Sin Science Co. Ltd agreement does not call for any defined sales level. It expires at the end of the current calendar year. The Company does not believe that the Hua Sin agreement is material to the Company's business.

Recent Issuances of Unregistered Securities, page 14

5.	Please refer to prior comment 10. Please expand the references on pages 13 and 14 to compensation for services to explain the nature of the services. Also, revise the third full paragraph on page 14 to disclose the term of the warrants.

The Company respects the Commission's comments and will address them in the context of its 10-KSB for its fiscal year ended June 30, 2006. The Company does not believe that such additional disclosures are sufficiently material as to warrant further amendment of the 2005 10-KSB.

6.	Please tell us the file number of the registration statement in which you registered your issuance of shares to Icon investors as mentioned in your response to comment 11.

The shares issued to Icon Investors were registered for re-sale to the public on Registration Statement Number 333-113883. Our response to prior comment 11 inadvertently implied that the initial issuance of the shares to Icon Investors was a registered transaction.

7.	Please refer to prior comment 11. The disclosure in the third full paragraph on page 14 is not consistent with the disclosure on page 33. Also, the disclosure in the fourth full paragraph on page 15 conflicts with the disclosure on page 34. Please revise.

The individual transactions recited on page 14 were aggregated with other transactions for presentation in the Consolidated Statement of Shareholders' Equity for the fiscal year ended June 30, 2004.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

The transactions reported on the fourth full paragraph on page 15 occurred after the end of the fiscal year and so are not reflected in the year-end financial statements.

8.	Please file as an exhibit the October 14, 2005 agreement with investors.

The Company does not believe that such agreement is required to be filed. Specimens of the Investment Agreement and Warrant will be supplied to the staff informally

Financial Condition, page 17

9.	We note your response to prior comment 13; however, that comment sought a discussion of the trends in your cost of capital, rather than mere disclosure of an aggregate number representing those costs.

The Company respects the Commission's comments and will address them in the context of its 10-KSB for its fiscal year ended June 30, 2006. The Company does not believe that such additional disclosures are sufficiently material as to warrant further amendment of the 2005 10-KSB.

Item 8A Controls and Procedures, page 20

10. .	Please refer to prior comment 18.

We reissue prior comment 10 of our August 12, 2005 letter. The Company has already amended its 10-KSB to reflect the Commission's comments. Such amendment was made in consultation with the Company's independent certified public accounts and the Company believes that the amended representation is correct.

11.	Please refer to prior comment 19. Please disclose any changes in your internal control over financial reporting during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your disclosure regarding changes that "significantly affect" controls does not sufficiently address the materiality standard in Regulation S-B Item 308(c). Please similarly revise your disclosure in your Form 10-QSB for the periods ended September 30, 2005 and December 31, 2005.

The Company respects the Commission's comments and will address them in the context of its 10-KSB for its fiscal year ended June 30, 2006 and subsequent 10-QSB filings. The Company does not believe that such additional disclosures are sufficiently material as to warrant further amendment of the 2005 10-KSB or prior 10-QSB filings.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

Item 9. Directors and Executive Officers, page 20

12. .	Please refer to prior comment 21. Please add footnotes to the table that explain the other compensation in 2004. Also, the other compensation should be in dollars, not shares.

The Company respects the Commission's comments and will address them in the context of its 10-KSB for its fiscal year ended June 30, 2006. The Company does not believe that such additional disclosures are sufficiently material as to warrant further amendment of the 2005 10-KSB.

Item 12. Certain Relationships and Related Transactions, page 25

13.	Please refer to prior comment 24 and exhibits 10.24-10.30 which are not disclosed in this section. Please provide the disclosure required by Item 404 of Regulation SB for the last two years.

The Company notes the omission of certain transactions occurring during the 2004 fiscal year. The Company notes that such transactions were disclosed in prior filings. The Company will address two full years of related party transactions in its 10-KSB for its fiscal year ended June 30, 2006. The Company does not believe that such additional disclosures are sufficiently material as to warrant further amendment of the 2005 10-KSB.

14.	Please refer to prior comment 25. Please disclose the purpose and terms of the July 16, 2004 Settlement Agreement and General Release. Also, please revise the exhibit index to include the agreement.

The Company notes that the settled litigation had been disclosed in some detail in prior filings. The material terms of the July 16, 2004 settlement were simple and fully disclosed. The Company does not believe that any other terms of the Settlement Agreement were material. The Company will revise its exhibit index to include the settlement agreement, which was filed with the Commission on July 20, 2004.

15.	Please refer to prior comment 26. Please file as an exhibit the agreement with John Winfield.

A copy of the Investment Agreement with John Winfield is being filed with the amended 10-KSB.

Section 16(a) Beneficial Ownership Reporting Compliance, page 21

16.	Please refer to prior comment 30. Please provide us with a table that supports your belief that transactions by your officers and directors have been reported. The table should address the transactions discussed on pages 21 and 22 and include specific dates when the transactions were reported under Section 16.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

On August 12, 2004, Mr. Morris Silverman, a director of the Company, loaned $475,000 to the Company in order to provide working capital and fund the initial installment due to Todd DeMatteo under the Settlement Agreement and General Release dated as of July 16, 2004. Such loan was evidenced by the Company's 6% Convertible Promissory Note, which, by its terms, was convertible into shares of the Company's Common Stock at $.43 per share, which was the closing price of the Company's Common Stock on the American Stock Exchange on the day preceding such loan. Form 4 filed 9/23/04.

On September 9, 2004, Mr. Silverman loaned an additional $120,316.47 to the Company to fund the balance of amounts owed to Mr. DeMatteo. Such loan was evidenced by a second 6% Convertible Promissory Note, convertible at $.38 per share, which was the closing price of the Company's Common Stock on the day preceding such loan. Both such loans were governed by a Loan and Security Agreement between the Company and Mr. Silverman pursuant to which Mr. Silverman received a security interest in the Company's assets and was issued 118,750 and 30,079 shares of the Company's Common Stock as additional consideration for the making of the respective loans. Form 4 filed 9/23/04.

Also in connection with such loans, the Company, Mr. Silverman, Mr. Gregory Witchel (a Director and Chief Executive Officer), Mr. Jeffrey B. Aaronson (the Company's President and Chief Financial Officer), Mr. Robert M. Wigoda (a Director) and Mr. Howard Bloom (a Director) entered into an Indemnification and Mutual Contribution Agreement providing for (i) the personal guaranties of portions of the Silverman Loans by Messrs. Witchel, Aaronson, Wigoda and Bloom, and (ii) the issuances by the Company of 8,333 shares to each of such persons as consideration for such guaranties. Gregory Witchel Form 4 filed 9/23/04; Jeffrey B. Aaronson Form 4 filed 9/23/04; Robert M. Wigoda Form 4 field 9/24/04; Howard Bloom Form 4 filed 9/22/04.

On September 9, 2004, Mr. Silverman converted both of such loans into Common Stock in accordance with the terms of the Convertible Promissory Notes, resulting in the issuance to Mr. Silverman of 1,109,736 and 316,622 shares of Common Stock. Form 4 filed 9/23/04.

As of June 30, 2004 (i) Mr. Witchel was owed $37,500 in accrued but unpaid salary for the six-month period ended June 30, 2004, (ii) Mr. Witchel was owed $38,654.69 for unreimbursed travel and other expenses incurred for the benefit of the Company, and (iii) Mr. Silverman was owed $37,500 as compensation for his services to the Company during the six-month period ended June 30, 2004. Effective August 17, 2004, Messrs. Witchel and Silverman agreed to accept, in lieu of cash payments, issuance to them of Common Stock of the Company at the closing price of the Company's Stock on the American Stock Exchange on the preceding day, which was $.47 per share, resulting in the issuance of 162,031 shares to Mr. Witchel and 79,787 shares to Mr. Silverman. Morris Silverman Form 4 filed 8/19/04; Gregory Witchel Form 4 filed 8/19/04.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

On November 1, 2004, Messrs Silverman, a director of the Company, and Witchel, its Chief Executive Officer and a director, each loaned $100,000 to the Company. In connection with such loans, the Company, Mr. Silverman, Mr. Witchel entered into a Loan and Security Agreement providing for (i) the issuance of Company's Convertible Promissory Notes, (ii) the granting of a first lien and security interest in the Company's assets to secure payment of such Notes, and (iii) the issuances by the Company of 25,000 shares of Common Stock to each of such persons as additional consideration for such loans. The Convertible Promissory Notes bore interest at the rate of 6% per annum and were convertible into shares of the Company's Common Stock at the rate of $.37 per share, which was the closing price of the Company's Common Stock on the American Stock Exchange on the trading day immediately preceding the loans. The notes were payable quarterly as to interest only, with the principal due October 31, 2007. Morris Silverman Form 4 filed 12/3/04 and 1/4/05; Gregory Witchel Form 4 filed 12/21/04 and 1/4/05.

On November 29, 2004 Mr. Silverman loaned an additional $50,000 to the Company. The Company issued a Convertible Promissory Note bearing 6% interest and payable on demand. On December 16, 2004, said note converted into Common Stock in accordance with the terms of the Convertible Promissory Note, resulting in the issuance to Mr. Silverman of 135,513 shares of Common Stock. Form 4 filed on 1/4/05.

On December 31, 2004, the Company sold to John Winfield, for an aggregate cash investment of $500,000, an equity package consisting of 1,250,000 shares of Common Stock and a Common Stock Purchase Warrant entitling Mr. Winfield to purchase 1,250,000 shares of Common Stock at $.50 per share at any time prior to the third anniversary of the transaction date. Form 3 filed 1/6/05.

17.	We note that you have not filed proxy materials since July 2004. Please advise us whether you had an annual meeting in 2005. Also, advise us when you intend to have your annual meeting in 2006.

No annual meeting was held in 2005 and the Company has not yet planned a 2006 annual meeting.

Note 14. Common Stock, page 41

18.	Notwithstanding your response to prior comment 33 from our letter dated December 20, 2005, the notes to financial statements must include full disclosure about all significant terms of borrowings from both related and non-related parties. Those disclosures should include complete disclosure about all the material terms of the convertible term note, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which you or the holder may accelerate payment of the notes, the interest rate and the conditions that result in adjustments to that rate. Your disclosure should also address collateral and default provisions. Please expand.

The Company respects the Commission's comments and will address them in the context of its 10-KSB for its fiscal year ended June 30, 2006. The Company does not believe that such additional disclosures are sufficiently material as to warrant further amendment of the 2005 10-KSB.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

19.	As a related matter, you should clearly disclose your relationship with related party debt holders. The description, "two individuals who are not members of management" does not clearly identify the relationship. Refer to paragraph 2 of SFAS 57.

Such investors are not related parties.

20.	Refer to prior comment 34 in our letter dated December 20, 2005. Regarding warrants and stock issued for services or in connection with your financing transactions, we do not see where you have disclosed how you determined the fair value of the instruments granted, including identification of the model(s) applied and significant assumptions. In addition, when you issue stock or debt with warrants you should disclose how you allocated the proceeds to each feature. Please revise.

The Company respects the Commission's comments and will address them in the context of its 10-KSB for its fiscal year ended June 30, 2006. The Company does not believe that such additional disclosures are sufficiently material as to warrant further amendment of the 2005 10-KSB.

21.	In reference to prior comment 35 in our letter dated December 20, 2005, it does not appear that you have filed or otherwise provided us copies of the agreements underlying the cash sales of equity during fiscal 2005 and to-date during fiscal 2006, including agreements addressing the terms and conditions of warrants issued in the transactions. For example, we note multiple issuances of common stock with warrants as described in the second paragraph of Note 4 in your Form 10-Q for the quarter ended December 31, 2005 for which no agreements were filed or otherwise provided to the Commission.

The agreements in question are not required to be filed with the Commission. A specimen will be furnished informally.

Signatures

22.	We reissue comment 36. That comment sought that you indicate below the second paragraph required on the Signatures page who signed in the capacity of controller or principal accounting officer; this is in addition to signing the document in the capacity of principal financial officer.

The second paragraph on the signature page inadvertently included the officer titles of Gregory Witchel and Jeffrey B. Aaronson. Such persons signed in such place only in their capacities as directors. Future filings will list only the capacities in which the individuals have signed.

Form 10-QSB for the fiscal quarter ended September 30, 2005

Recent Sales of Unregistered Securities, page 11

23.	Please refer to prior comment 39. Please provide us the requested analysis and, if applicable, confirm your understanding of the effect.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

The Company acknowledges that the private placements effected in October and November 2005 exceeded, in the aggregate, 5% of the Company's outstanding stock and were required to be disclosed on Form 8-K. A current report on 8-K has since been filed.

24.	Please refer to prior comment 40. Please tell us where you have provided the disclosure required by this Item for the warrant sales mentioned on pages 5 and 8.

A current report of Form 8-K has been filed to reflect these transactions.

25.	Please refer to prior comment 41. Please revise this section and your most recent Form 10-QSB to disclose the facts relied upon to make each cited exemption from registration available. See Regulation S-B Item 701(d).

The sales were made only to accredited investors and the Company obtained appropriate assurances from each investor regarding his or her status as such. The Company will include such information in future filings.

Exhibits

26.	Please refer to prior comment 42. Please submit certifications that do not alter the language required by Regulation S-B Item 601(b) (31). For example, we note the change you made in paragraph 4(b) of the certification.

We have noted the discrepancy and will correct it in future filings.

Form 10-QSB for the fiscal quarter ended December 31, 2005

27.	Please file as exhibits the agreements discussed in the first paragraph of Note 4 on page 8.g

The Company takes the position that such agreements were made in the ordinary course of the Company's business and are not required to be filed.

Liquidity and Capital Resources, page 9

28.	Please file as exhibits your December 15, 2005 agreement and your January 24, 2006 agreement. Also, file your written agreement with Repreclin Lab. In addition, discuss the material terms of the agreements.

The Company takes the position that such agreements were made in the ordinary course of the Company's business and are not required to be filed.

29.	Please revise the references to "product registration" on page 10 to clarify the steps that you need to take in order to complete such registration.

Some of the Company's products are required to be registered in some of the countries in which it sells such products. The Company generally relies on its local distributors to arrange such registrations.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

Net Sales, page 10
30.	We see that revenue decreased 39% and 30% from the prior comparable three and six-month periods, respectively. You explain that the reason for a portion of the decreases is the loss of revenue from one customer, but do not explain the reasons for the remainder of the decreases. Please revise to fully explain the reasons for significant changes in revenues, including any trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales.

The Company's customer base is relatively thin and so even minor changes in the dollar volume from a given customer will have significant impact on the percentage of sales for a given quarterly accounting period. Changes in volume may be the result of order timing or similar events beyond the control of the Company. The Company respects the Commission's comments and will attempt to more fully address them in the context of its 10-KSB for its fiscal year ended June 30, 2006 and future filings on Form 10-QSB. The Company does not believe that such additional disclosures are sufficiently material as to warrant amendment of the 10-QSB.

Gross Profit and Gross Profit Margin, page 10

31.	We note that gross margin as a percentage of the net sales increased significantly from 57% for the three months ended December 31, 2004 to 65% for the three months ended December 31, 2005. However, gross margin as a percentage of net sales increased only 2% from the six months ended December 31, 2004 to the six months ended December 31, 2005. Please revise to explain the circumstances that resulted in such a significant increase in gross margin for the three month period while the six months was not as significantly impacted.

We note that the Dollar change in gross margin was only $25,892. Nevertheless, the Company notes the Commission's comments and will endeavor to reflect the substance thereof in future filings.

Selling, General & Administrative, page 10
32. .	We also see that SG&A expense decreased 50% and 44% from the prior comparable three and six-month periods, respectively. You state that the decreases are due to the restructuring of personnel functions and the elimination of public relations costs. Please revise to quantify the effect of each of these items on SG&A expense. Also clarify why a restructuring of personnel functions in the fourth quarter of fiscal 2004 did not significantly affect reported expenses until fiscal 2006.

The Company notes the Commission's comments and will endeavor to reflect the substance thereof in future filings. The Company also notes a typographical error in that the restructuring occurred in the fourth fiscal quarter of 2005, rather than 2004. In the context it which it appeared, and given the scale of the actual numbers involved, the Company does not believe that amendment of the report to correct the error is warranted.

Mr. Russell Mancuso, Branch Chief
August 7, 2006

                Please advise if you have further comments or concerns.

Sincerely yours,

S/ RICHARD T. KEPPELMAN
Richard T. Keppelman